SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of: March 2006
Commission File Number: 000-31815
HYDROGENICS CORPORATION — CORPORATION HYDROGENIQUE
(Exact name of registrant as specified in its charter)
5985 MCLAUGHLIN ROAD, MISSISSAUGA, ONTARIO L5R 1B8, CANADA
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _______
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-  _______

TABLE OF CONTENTS

SIGNATURE
EX-99.1: ANNUAL REPORT
EXHIBIT LIST

Exhibit	Description
99.1	Hydrogenics Corporation 2005 Annual Report

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 14, 2005

HYDROGENICS CORPORATION
By:	/s/ Pierre Rivard
	Name:	Pierre Rivard
	Title:	President, Chief Executive Officer and Director